UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)*

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.07

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Jeffrey Baumel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

(212) 768 5374

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Joseph E. Payne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,465,097*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,465,097*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

*Includes 366,274 ordinary shares that are subject to repurchase pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between the reporting person and Arcturus Therapeutics, Inc.

This Amendment No. 4 (“Amendment No. 3”) amends and supplements the Schedule 13D, dated February 6, 2018 (the “Original Schedule 13D”), and filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2018 (Amendment No. 4, and collectively, with the Original Schedule 13D, as amended on February 13, 2018, April 4, 2018 and April 13, 2018, the “Schedule 13D”), with respect to the Common Stock, par value 0.07 NIS per share (“Common Stock”), of Joseph E. Payne. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of the Reporting Person.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On April 18, 2018, the Reporting Person sent a letter to the Arcturus Therapeutics Ltd. board of directors to restate his prior demand to Convene an Extraordinary General Meeting of shareholders.

Other than as described above and as previously described in the Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in (although he reserves the right to develop such plan or proposal) any transaction, change or event specified in Item 3 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

In addition to the exhibits to the Original Schedule 13D, the following additional documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit G         Letter to the Board of Directors of Arcturus Therapeutics Ltd. of dated April 18, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2018

/s/ Joseph E. Payne
Joseph E. Payne